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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ May 2004

# DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, PO Box 67, Toronto ,Ontario, Canada  M5H 2M5
Executive Offices

1.  Press Releases: 5/11/2004; 5/13/2004; 5/13/2004; 5/14/2004

2.  President's Letter to Shareholders
    Unaudited Interim Financial Statements: Second Quarter Ended 2/29/2004
    Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
    Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

3.  Form 51-901 Schedule B, Interim Financial Statements: Second Quarter
    Corporate Management's Discussion and Analysis

4.  National Instrument 62-103 Report Filed by Eligible Institutional Investor
    Under Part 4, for period ended 3/31/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341    Fax: 416-861-8165
www.desertsunmining.com
Press Release     03 – 2004

**For Further Information Contact**:
John Carlesso
Vice President, Corporate Development
416-861-5881
1-866-477-0077

**TORONTO STOCK EXCHANGE**
**SYMBOL: DSM**

**May 11, 2004**

## DESERT SUN SCHEDULES Q2 2004 CONFERENCE CALL FOR FRIDAY MAY 14 AT 10:00 AM EDT

**DESERT SUN MINING CORP. (TSX:DSM)** will report on its activities in the second quarter ended March 31, 2004 on May 13, 2004. The company has scheduled a conference call on Friday May 14, 2004 to discuss the results and to update shareholders on its preproduction activities and exploration program at Jacobina in Brazil.

**CONFERENCE CALL DETAILS**
**Date: Friday May 14, 2004**
**Time: 10:00 am EDT**

| | |
|---|---|
| **Local callers:** | **416-405-8532** |
| **North American callers:** | **1-877-295-2825** |
| **International callers:** | **+1-416-405-8532** |

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

**About Desert Sun Mining Corp**
SNC Lavalin completed a Feasibility Study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.   SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce and a Real to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine (on standby since 1998) according to the feasibility plan.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

**Desert Sun Mining** is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341    Fax: 416-861-8165
www.desertsunmining.com
Press Release      03 – 2004

**For Further Information Contact**:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

**TORONTO STOCK EXCHANGE**
**SYMBOL: DSM**

**May 13, 2004**

## NEW DRILLING INDICATES POTENTIAL FOR MAJOR DEPTH EXTENSION AT JOAO BELO MINE

**DESERT SUN MINING CORP. (TSX: DSM)** has received additional drilling results from its on-going exploration program in the Jacobina mine area of the Bahia Gold Belt in Brazil.  Desert Sun currently has 10 surface drill rigs and four underground drill rigs testing targets at Joao Belo Norte, Basal Reef – Cuscuz, Morro do Vento and Canavieiras.  Drilling productivity has increased significantly with 4,700m being completed in each of March and April this year with drilling expected to continue at this rate until the completion of the 40,000+m program.

**Joao Belo Norte**

The Joao Belo Norte target area includes the Joao Belo Mine which contains measured and indicated mineral resources of 9,119,000 tonnes at 2.34 g Au/t containing 684,800 ounces of gold and an inferred mineral resource of 8,574,000 tonnes at 2.74 g Au/t containing 764,100 ounces of gold as reviewed and reported on by Micon International in August 2003 (see press release August 26, 2003).

Hole JBA-298, as shown in Figure 1 a vertical longitudinal section, intersected the main "LMPC" reef which  was mined at the Joao Belo Mine at an elevation of 240m about 365m below the 605 level which is the lowest level reached by the ramp in the mine.  This hole returned   **2.12 g Au/t over 19.9 m true width** from 527.37m to 550.25m **including 2.70 g Au/t over a true width of 11.7 g Au/t.**  This hole is just above the lower limit of the inferred mineral block indicating that the likelihood of upgrading this inferred resource with further drilling to the indicated category is very good.  The zone is open at depth and likely extends to at least 1km below surface.

Hole JBA-295, in progress, is being drilled to test the downdip extension of the favourable conglomerate reef approximately 200m below the lower limit of the indicated mineral resource and at the lower extent of the inferred mineral resource.  Hole JBA 305 is being drilled 100m north and about 50m downdip from hole JBA-298 and 100m downdip from **historic hole JBA-14 which intersected 3.54 g Au/t over 19.1m true width**.  Additional holes are planned to test the target zone along the almost 1km strike length to the south as well as shallower holes to test the inferred mineral resources to the south of the mine.

Dr. Bill Pearson, P.Geo. stated: "The result from Hole JBA-298 is very encouraging as it shows that the likelihood of outlining a major downdip extension to Joao Belo Norte is very good.  In addition, the previous deeper holes and the new drilling continue to suggest that the grade may improve with depth although much more drilling is required to confirm this."

**Joao Belo Sul**

To date, 11 holes totaling 5,214m have been completed in the Joao Belo Sul target area which is located 3km south of the Joao Belo mine.  These holes have tested a strike length of approximately 700m to a depth of 350m below surface.  Hole JBA-292 in the Phase I program intersected 3.75 g Au/t over a true width of 14.6m and hole JBA-293, 1.60 g Au/t over a true width of 11.4m.  Complete results of holes drilled to date are listed in Table 1.  Holes were drilled through to basement to ensure that the stratigraphy was correctly correlated.

Hole JBA-297 collared 100m north of JBA-292, returned **1.97 g Au/t over 11.7m true width including 2.33 g Au/t over 7.3m true width.** Hole JBA-300 approximately 100m vertically below JBA-293 **intersected 1.51 g Au/t over 11.6m true width including 2.69 g Au/t over 4.6m true width.** Holes JBA-303 and JBA-305, in progress, will further test this zone along strike between JBA-297 and JBA-293 (see Figure 1). There is good potential to outline a potentially open pittable zone at Joao Belo over a strike length of some 700m.

Results from deeper holes at Joao Belo Sul indicate that although the favourable stratigraphy was intersected, it is cut by a series of reverse faults which has disrupted mineralization. The best result obtained was 2.08 g Au/t over 4.2m true width in Hole JBA-296. As holes are completed, drills currently at Joao Belo Sul are being relocated to Joao Belo Norte as the potential on-strike extension is best drilled from Joao Belo Norte to the south.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001:2000 certified laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

*Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".*

**Desert Sun Mining** is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

**Table 1: Significant Drilling Results, Joao Belo Norte and Joao Belo Sul**

| Hole No.* | From (m) | To (m) | Gold (g/t) | Interval (m) | True Width (m) | Depth Below Surface** (m) |
|---|---|---|---|---|---|---|
| **JOAO BELO NORTE** | | | | | | |
| **JBA 298** | N8750874 | E334406 | El 803m | | | |
| dip - 69° | 386.87 | 389.91 | **1.38** | 3.04 | **2.6** | 450 |
| | 408.93 | 412.04 | **0.54** | 3.11 | **2.7** | 470 |
| | 527.37 | 550.25 | **2.12** | 22.88 | **19.9** | 660 |
| incl | 527.37 | 540.86 | **2.70** | 13.49 | **11.7** | 635 |
| | | | | | | |
| **JOAO BELO SUL** | | | | | | |
| **JBA294** | N8748975 | E334257 | El 1025 | | | |
| dip - 71° | 398.08 | 400.54 | **1.40** | 2.46 | **2.0** | 380 |
| | | | | | | |
| **JBA 296** | N8748606 | E334274 | El 1019 | | | |
| dip - 65° | 285.64 | 286.40 | **2.84** | 0.76 | **0.7** | 320 |
| | 370.08 | 370.58 | **1.90** | 0.50 | **0.4** | 410 |
| | 390.99 | 393.74 | **1.02** | 2.75 | **2.4** | 435 |
| | 569.44 | 574.32 | **2.08** | 4.88 | **4.2** | 595 |
| | 594.87 | 597.83 | **1.72** | 2.96 | **2.6** | 610 |
| | | | | | | |
| **JBA 297** | N8748790 | E333912 | El 1079m | | | |
| dip - 67° | 127.40 | 140.86 | **1.97** | 13.5 | **11.7** | 110 |
| incl | 132.43 | 140.86 | **2.33** | 8.40 | **7.3** | 112 |
| | | | | | | |
| **JBA299** | N8748650 | E333945 | El 1090 | | | |
| dip - 65° | no significant values | | | | | |
| | | | | | | |
| **JBA 292A** | N8748714 | E333911 | El 1080 | | | |
| | 135.28 | 191.28 | **0.49** | 56.00 | **31.9** | 163 |
| incl | 135.28 | 139.26 | **1.42** | 3.98 | **2.3** | 150 |
| incl | 163.67 | 171.36 | **0.97** | 7.69 | **4.4** | 167 |
| incl | 186.52 | 191.28 | **1.37** | 4.76 | **2.7** | 194 |
| | 397.00 | 399.50 | **0.74** | 2.50 | **1.4** | 398 |
| | | | | | | |
| **JBA300** | N8749140 | E334061 | El 992m | | | |
| dip - 65° | 228.45 | 230.10 | **2.38** | 1.65 | **1.4** | 206 |
| | 275.72 | 289.92 | **1.51** | 14.20 | **11.6** | 268 |
| incl. | 284.35 | 289.92 | **2.69** | 5.57 | **4.6** | 268 |
| | | | | | | |
| | | | | | | |
| **JBA302** | N8748599 | E333893 | El 1075 | | | |
| dip - 64° | 84.56 | 86.01 | **1.32** | 1.45 | **1.3** | 63 |
| | 97.17 | 100.05 | **1.10** | 2.88 | **2.6** | 75 |
| | 119.11 | 120.16 | **2.53** | 1.05 | **1.0** | 84 |

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

**Figure 1: Vertical Longitudinal Section, Joao Belo Norte-Joao Belo Sul**





**N**

Mines being reactivated for production in 2005 as per SNC Lavalin feasibility study.

Itapicurú Mine

João Belo Mine

← **Bahia Gold Belt extends for 110 km**

Jacobina

Plant

Itapicurú

**Canavieiras Mine**

Four underground drills currently testing Hollandez reef just above old workings and MU/LU reefs about 50m below old workings. Recent results released include 8.47 g Au/t over core length of 13.0m in Hollandez reef.

**Serra do Córrego**

Will be developed as third production area.

**Morro do Cuscuz**

Drilling in progress to test downdip extension.

**Morro do Vento**

Major new discovery in 1993. Definition drilling in progress to define open pittable resource for pre-feasibility study. Metallurgical tests in progress.

**João Belo Norte**

New Results reported in this press release indicate potential for major depth extension. Drilling will test potential strike length of 1km.

**João Belo Sul**

Recent drilling in this release has outlined potential open pittable zone with strike length of 700m.

← **30km Strike Length** →

0 ——— 5
km

**Mineral Resources and Mineral Reserves**
Mineral Resource (as of August 25, 2003 reviewed by Micon)

| | | | |
|---|---|---|---|
| Measured and Indicated | 14,802,000t | 2.86 g Au/t | 1,362,300 oz. Au |
| Inferred | 29,487,000t | 2.62 g Au/t | 2,479,500 oz. Au |

Mineral Reserve (by Dynatec - included in Mineral Resource)
Proven + Probable: 10,746,000 tonnes at 2.20 g Au/t containing 758,000 ounces of gold

**LEGEND**

- ■ Basic & Ultrabasic Intrusives
- ■ Cruz das Almas Formation
- ■ Rio do Ouro Formation
- ■ Serra do Córrego Formation
- ■ Mundo Novo Greenstone Belt
- ■ Basement
- — Gold Bearing Reefs
- - - Faults
- ⊻ Thrust Fault

**Jacobina Mine Area Major Targets**

**DESERT SUN MINING CORP.**

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      03 – 2004

**For Further Information Contact**:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

**TORONTO STOCK EXCHANGE**

**SYMBOL: DSM**

**May 13, 2004**

## DESERT SUN ANNOUNCES RESULTS FOR THE SECOND QUARTER ENDED MARCH 31, 2004

**DESERT SUN MINING CORP. (TSX: DSM)** remains on target and expects to be in production by early 2005, and producing at a steady state rate of at least 100,000 ounces per year in the second quarter of 2005.

Today the Company released operating results for the period ending March 31, 2004. Desert Sun has changed its financial year-end from August 31 to December 31, with a transition year of 16 months ending December 31, 2004 and a second interim period covering four and seven months ending March 31, 2004.

The company has scheduled a conference call on Friday May 14, 2004 to discuss the results and to update shareholders on its preproduction activities and exploration program at Jacobina in Brazil.

**CONFERENCE CALL DETAILS**
**Date: Friday May 14, 2004**
**Time: 10:00 am EDT**

**Local callers:**                              **416-405-8532**
**North American callers: 1-877-295-2825**
**International callers:      +1-416-405-8532**

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

As at March 31, 2004 Desert Sun had cash and equivalents totaling $29.4 million and no debt. On a consolidated basis, the Company recorded a net loss from operations of $5,116,000 in the four months ended March 31, 2004, or 9 cents per share, compared with a net loss in the first quarter of $835,000, or 2 cents per share. Included in the loss from operations in the second quarter is a non-cash compensation expense of $4,478,000, attributable to options issued to directors, officers, employees and consultants during the seven months (and which vested during the second quarter) as valued in terms of the Black-Scholes option pricing model. The net loss from operations in the four months, excluding this expense was $638,000, comprising general and administration expenses of $857,000 and interest received on cash invested of $219,000.

In the four months ended March 31, 2004, Desert Sun invested $1.8 million in the exploration and development of the Jacobina property, compared with $6 million in the three months ended November 30, 2003 which included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The principal component of the exploration program is a 40,000 metre diamond drilling program, which cost $1.4 million during the four months.

Mine Update

The dewatering of the Joáo Belo Mine, from which the bulk of planned production will come, has been completed. Underground services are being installed to accommodate the mechanized equipment, and some minor slashing of access areas will soon be taking place. The main haulage drifts to the Joáo Belo mine are being rehabilitated, with crews removing track and ties from the previous haulage system in preparation for the new truck haulage system. The Mine Complex repair and upgrading is advancing well in preparation for the start of operations, including the installation of telephone and internet service and the rehabilitation of the main mine transformer sub-station. Technical inspections of the production facility and mill have been completed, and orders for the mechanized equipment are expected to be confirmed with major equipment suppliers during the third fiscal quarter; potentially including finance terms which are the subject of ongoing negotiations. Engineering and Planning has commenced for the initial mining stopes.

Exploration Update

The exploration program is focused on substantially increasing the mineral reserves in the main production areas (Joáo Belo Norte and Basal Reef-Cuscuz) and exploring several new targets identified in the 2003 drill program, most notably the Morro do Vento, Canavieiras, and Joáo Belo Sul areas. Drilling at Morro do Vento continues to confirm the potential to outline a large open pittable mineral resource. The target Intermediate reef package at Morro do Vento is consistently about 60 to 70 metres wide and extends along the full 2km strike length with extensive garimpos (free miner workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal. At Canavieiras, recent drill results continue to confirm the excellent potential for outlining a significant mineral resource that could be readily accessed from the existing workings. The Company is also conducting exploration along the wholly-owned 110+ kilometre long Bahia Gold Belt. This belt includes a 75+ kilometre strike length of the Serra do Córrego Formation conglomerates, which hosts the existing mines and the already-identified 14,802,000 tonnes at 2.86 g Au/t containing 1.36 million ounces measured and indicated mineral resource and 29,487,000 tonnes at 2.62 g Au/t containing 2.47 million ounces inferred mineral resource on less than 10% of the property.

**About Desert Sun Mining Corp**
SNC Lavalin completed a Feasibility Study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.   SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce and a Real to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine (on standby since 1998) according to the feasibility plan.

Dr. Bill Pearson, P.Geo., is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

**Desert Sun Mining** is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5          Tel: 416-861-0341     Fax: 416-861-8165

www.desertsunmining.com
Press Release     03 – 2004

**For Further Information Contact**:
John Carlesso
Vice President, Corporate Development
416-861-5881
1-866-477-0077

**TORONTO STOCK EXCHANGE**
**SYMBOL: DSM**

**May 14, 2004**

## DESERT SUN EXPANDS LAND HOLDINGS AND OUTLINES ADDITIONAL MAJOR TARGET ZONES IN BAHIA GOLD BELT

**DESERT SUN MINING CORP. (TSX: DSM)** announces that the Departamento Nacional de Produçâo Mineral (DNPM) has granted the company a number of additional exploration concessions in the Bahia Gold Belt.  The property held by Desert Sun now totals 131,539ha which includes 5,996 ha in the mining lease, 97,476 ha of granted exploration concessions and 28,067 ha of filed applications for exploration concessions.  The property now covers a strike length of 155km over the Jacobina Group sedimentary rocks which underlie the Serra do Jacobina mountains.

Desert Sun has been carrying out a program of regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling that has identified four major target areas across the belt outside of the Jacobina mine area as shown on Figure 1.  These target areas, from south to north, are:

*   Gold-bearing quartz pebble conglomerate of the Serra do Córrego Formation extension that extends for 45km along strike north from the town of Jacobina.  This formation hosts the mineral resources at the Jacobina mine area to the south (see press release May 13, 2004)
*   The Maravilha Fault zone which extends for 60 km along strike northwards from the Rio Coxo garimpo 4km east of Jacobina.  There are a large number of gold occurrences associated with this structure in shallow west dipping shear zones in Rio do Ouro quartzites;
*   Targets in the Pindobaçú Outlier, which extends for 23km along strike starting about 25 km north-northeast of Jacobina.   Gold mineralization occurs in steeply dipping quartz veins  and associated hydrothermal alteration (silicification, sericitization, chloritization and pyritization) in fine-grained quartzites and meta-pelites (andalusite schists) of the  Cruz das Almos Formation; and
*   Gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates in the Pindobaçú -Fumaca area which may be the northern and separate extension of the Serra do Córrego Formation.  Ultramafic dykes and sills emplaced in these sediments also host gold-bearing pyritic quartz veins.  This target zone, which extends along strike for about 21 km from Pindobaçú, a small town located 55 km north-northeast of Jacobina, is close to a major fault contact zone with the Archean Mundo Novo greenstone belt.  Zones of silification with pyrite are also present within these older metavolcanic and metasedimentary rocks indicating that the mineralizing system may be very extensive.

Fugro-LASA-Geomag, contracted by Desert Sun, has recently completed an induced polarization survey over a number of targets identified in these major areas.  Results of this survey are being compiled along with soil and rock chip sampling results and detailed geological mapping.  A drilling program totaling 2,000m is planned to test high priority targets.  This program is expected to commence by early June.  More details on results from work to date in the northern area will be released in future press releases. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

*Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".*

**Desert Sun Mining** is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

# DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5          Tel: 416-861-0341     Fax: 416-861-8165

Fellow Shareholders:

At the completion of this second quarter of our new fiscal year, the level of activity and sense of purpose at Desert Sun Mining has never been greater. This past quarter has seen significant progress made toward our corporate objectives, and we have taken many steps that will positively impact the long term value of the company.

Pre-Production Activity

There continues to be a tremendous amount of activity at the mine site in Jacobina, Brazil as the company prepares to begin production according to plan from the September 2003 SNC-Lavalin Feasibility Study. The dewatering of the mines has been completed and underground services are being installed to accommodate mechanized equipment. The business plan for the operation of the mines has been completed and major mobile equipment is in the process of being ordered. The recent addition of Peter Tagliamonte, P. Eng., as Chief Operating Officer, brings outstanding credentials and experience to the strong team already in place in Brazil. Under Peter's leadership, we anticipate beginning production on time in Q1 2005, and being at a steady-state full rate of production of 100,000 ounces during Q2 2005.

Exploration Activity

The exploration program being led by Dr. Bill Pearson, Ph.D.,P.Geo., has gained momentum and drilling productivity has been steadily increasing. In the month of March, productivity grew to over 4,700 metres. There are 14 drill rigs on site at various targets. For 2004, our objectives are to add significantly to our mineral reserves and mineral resources through a combination of definition drilling where existing inferred resources are already identified, and testing potential extensions of these zones. In addition we are continuing grass roots activity on previously unexplored areas of the 110 kilometre long Bahia Gold Belt. We will continue to focus on the major open pit target at Morro do Vento, in addition to targets at Joáo Belo-Norte, Basal Reef-Cuscuz, Canavieiras, and Joáo Belo Sul.

Despite the recent volatility in financial and precious metals markets around the world, the management of Desert Sun Mining continues to be focused on delivering long term value to its shareholders. Desert Sun holds a unique combination of assets; a near-term path to low cost production, a clear plan to grow reserves and resources organically, and blue sky potential on the unexplored Bahia Gold Belt. We believe that real value is being created through the activities that we are undertaking today, and that as a broader understanding of this value is recognized our shareholders will be rewarded.

I look forward to reporting further progress to you in the coming quarters.

Yours truly,

*"signed"*
Stan Bharti

# DESERT SUN MINING CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

| | March 31, 2004 (Unaudited) | August 31, 2003 (Audited) |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash and equivalents | $ 29,371,121 | $ 6,832,461 |
| Amounts receivable and prepaid expenses | 425,931 | 68,742 |
| | 29,797,052 | 6,901,203 |
| Exploration property, plant and equipment (Note 2) | 10,952,644 | 3,147,498 |
| Equipment | 506,718 | 39,455 |
| | $ 41,256,414 | $ 10,088,156 |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 6,630 | $ 487,632 |
| **Shareholders' Equity** | | |
| Share capital (Note 3) | 44,709,660 | 16,952,085 |
| Warrants (Note 4) | 7,082,765 | 1,682,832 |
| Contributed surplus (Note 6) | 4,871,343 | 428,419 |
| Deficit | (15,413,984) | (9,462,812) |
| | 41,249,784 | 9,600,524 |
| | $ 41,256,414 | $ 10,088,156 |

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by
management in accordance with Canadian generally accepted accounting principles
consistently applied.  These financial statements are unaudited and have not been reviewed by the auditors.
The most significant of these accounting principles have been set out in the August 31, 2003 audited financial
statements.  Only changes in accounting policies have been disclosed in these financial statements.  These
statements are presented on the accrual  basis of accounting.  Accordingly, a precise determination of many assets and
liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using
careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the
financial statements, management is satisfied that these financial statements have been fairly
presented.

# DESERT SUN MINING CORP.
(Stated in Canadian Dollars - Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

|  | Four Months Ended March 31, 2004 | Three Months Ended February 28, 2003 | Seven Months Ended March 31, 2004 | Six Months Ended February 28, 2003 |
|---|---|---|---|---|
| **Expenses** |  |  |  |  |
| Amortization | 25,965 | 232 | 28,750 | 464 |
| Compensation expense (Note 6) | 4,477,924 | 306,000 | 4,477,924 | 348,000 |
| Consulting fees | - | - | 246,957 | - |
| Director's fees | 12,000 | - | 24,000 | - |
| Investor relations and shareholders' information | 223,872 | 91,825 | 350,469 | 119,686 |
| Management and administrative services | 427,829 | 250,050 | 668,579 | 404,148 |
| Office and miscellaneous | 53,551 | 47,842 | 165,107 | 145,003 |
| Professional fees | 49,399 | 22,176 | 83,294 | 32,109 |
| Transfer agent, listing and filing fees | 26,340 | 10,000 | 40,039 | 11,215 |
| Travel and entertainment | 45,374 | 69,669 | 164,129 | 134,402 |
|  | 5,342,254 | 797,794 | 6,249,248 | 1,195,027 |
| **Other** |  |  |  |  |
| Interest income | (218,549) | (9,046) | (290,558) | (19,311) |
| Foreign exchange loss/(gain) | (7,518) | 6,225 | (7,518) | (721) |
| Net loss for the period | (5,116,187) | (794,973) | (5,951,172) | (1,174,995) |
| DEFICIT, beginning of period | (10,297,797) | (7,588,761) | (9,462,812) | (7,208,739) |
| DEFICIT, end of period | $ (15,413,984) | $ (8,383,734) | $ (15,413,984) | $ (8,383,734) |
| Net loss per share - basic and diluted (Note 8) | $ (0.09) | $ (0.04) | $ (0.11) | $ (0.05) |
| Weighted average number of shares outstanding | 57,184,329 | 21,792,818 | 52,336,061 | 21,792,818 |

# DESERT SUN MINING CORP.
(Stated in Canadian Dollars - Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Four Months Ended March 31, 2004 | Three Months Ended February 28, 2003 | Seven Months Ended March 31, 2004 | Six Months Ended February 28, 2003 |
|---|---|---|---|---|
| **Cash Provided by (Used in):** | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net loss for the period | $ (5,116,187) | $ (794,973) | $ (5,951,172) | $ (1,174,995) |
| Adjustment for non-cash items: | | | | |
| Amortization | 25,965 | 232 | 28,750 | 464 |
| Compensation expense (Note 6) | 4,477,924 | 306,000 | 4,477,924 | 348,000 |
| Net change in non-cash working capital balances | (441,703) | (21,786) | (838,191) | (8,998) |
| | (1,054,001) | (510,527) | (2,282,689) | (835,529) |
| **INVESTING ACTIVITIES** | | | | |
| Exploration property, plant and equipment (net) | (1,799,544) | (366,681) | (4,805,146) | (804,756) |
| Purchase of equipment (net) | (479,761) | (33,798) | (496,013) | (43,088) |
| | (2,279,305) | (400,479) | (5,301,159) | (847,844) |
| **FINANCING ACTIVITIES** | | | | |
| Funds in trust | - | (425,000) | - | (425,000) |
| Issuance of common shares, net of issue costs | (179,163) | 4,608,991 | 30,122,508 | 4,722,706 |
| | (179,163) | 4,183,991 | 30,122,508 | 4,297,706 |
| **CHANGE IN CASH AND EQUIVALENTS, for the period** | (3,512,469) | 3,272,985 | 22,538,660 | 2,614,333 |
| **CASH AND EQUIVALENTS, beginning of period** | 32,883,590 | 1,076,487 | 6,832,461 | 1,735,139 |
| **CASH AND EQUIVALENTS, end of period** | $ 29,371,121 | $ 4,349,472 | $ 29,371,121 | $ 4,349,472 |
| Supplemental cash flow information | | | | |
| Exploration property, plant and equipment | $ - | $ - | $ 3,000,000 | $ - |
| Common shares | - | - | (3,035,000) | - |
| Contributed surplus | $ - | $ - | $ 35,000 | $ - |

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

## 1.      SIGNIFICANT ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. ("Desert Sun" or the "Company") have prepared these unaudited financial statements for the seven months ended March 31, 2004, in accordance with Canadian generally accepted accounting principles for interim financial statements.  These financial statements should be read in conjunction with the August 31, 2003 audited financial statements.

These unaudited interim financial statements follow the same accounting policies as the August 31, 2003 audited financial statements, except for the following:

Stock - Based Compensation

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a compensation expense has been recorded for the seven months ended March 31, 2004 for awards granted in the period using the fair value method. The proforma expense applicable to the options granted to employees in the six months ended February 28, 2003 was $1,122,298.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements. Operating results for the seven months ended March 31, 2004 are not indicative of the results that may be expected for the full year ending December 31, 2004.

## 2.      EXPLORATION PROPERTY, PLANT AND EQUIPMENT

|  | Opening Balance September 1, 2003 | Expenditure During The Period | Ending Balance March 31, 2004 |
|---|---|---|---|
| **Acquisition costs** | 325,000 | 5,000,000 | 5,325,000 |
| **Exploration costs** |  |  |  |
| Feasibility study expenses | 626,648 | 152,109 | 778,757 |
| Drilling and assaying | 832,260 | 1,675,143 | 2,507,403 |
| Access roads | - | 78,825 | 78,825 |
| Geological and geophysical | 378,872 | 275,857 | 654,729 |
| Transport and travel expenses | 246,305 | 28,104 | 274,409 |
| Labour administration and consumables | 738,413 | 204,211 | 942,624 |
| **Preproduction costs** |  |  |  |
| Mine development - Joao Belo | - | 134,496 | 134,496 |
| Mine development - Process area | - | 222,314 | 222,314 |
| Mine development - Consumables | - | 34,087 | 34,087 |
|  | 3,147,498 | 7,805,146 | 10,952,644 |

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

2.      EXPLORATION PROPERTY, PLANT AND EQUIPMENT (continued)

**Jacobina Mine**, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) ("VVI") dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004. An officer and director of the Company is a director of VVI. In terms of the agreement, the Company had the option to withdraw from this agreement at any time without penalty and, provided the Company had spent in excess of US$500,000 on the property it would retain a proportionate interest in the property.

On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation ("Rockwater") to purchase from Rockwater a 1.7% net smelter royalty on the Jacobina Mine for cash consideration of $200,000. A director of the Company is also a director of Rockwater.

In September 2003, Desert Sun completed the expenditure commitment required in terms of the option agreement, acquired a 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest of the Jacobina property, plant and equipment from VVI. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.

3.      SHARE CAPITAL

a)      Authorized - unlimited common shares without par value

b)      Issued

|  | Number of Shares | Amount |
|---|---|---|
| Beginning balance, August 31, 2003 (audited) | 32,868,484 | $    16,952,085 |
| Issued for Jacobina gold property (Note 3(c)) | 1,851,852 | 3,000,000 |
| Private placement - gross proceeds (Note 3(d)) | 8,115,000 | 11,198,700 |
| Private placement - gross proceeds (Note 3(e)) | 11,764,707 | 20,000,002 |
| Warrant valuation (Note 3(e)) |  | (5,823,530) |
| Exercise of warrants - cash proceeds | 2,244,000 | 1,223,700 |
| Exercise of warrants - warrant valuation allocation |  | 423,597 |
| Exercise of stock options for cash | 332,500 | 205,350 |
| Exercise of stock options - option valuation allocation |  | 35,000 |
| Share issue costs |  | (2,505,244) |
| Ending balance, March 31, 2004 (unaudited) | 57,176,543 | $    44,709,660 |

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

3.     SHARE CAPITAL (Continued)

(c)   Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. ("VVI"). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, etc. An officer and director of the Company is a director of VVI.

(d)   $11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

(e)   $20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 and expire on November 20, 2008. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

The gross proceeds have been prorated to common shares and warrants based on the fair value of each component, as follows: shares - $14,176,470; warrants - $5,823,530.

(f)   Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder  to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

4.   WARRANTS

The following summarizes the warrant activity during the seven months ended March 31, 2004:

|  | Number of warrants | Weighted Average Exercise Price |
|---|---|---|
| Balance, August 31, 2003 (audited) | 7,288,260 | $    1.00 |
| Issued | 5,882,353 | 2.50 |
| Exercised | (2,244,000) | 0.54 |
| Balance, March 31, 2004 (unaudited) | 10,926,613 | $    1.90 |

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

4.   WARRANTS (continued)

Summary of warrants outstanding at March 31, 2004:

| Expiry Date | Number of Warrants | Exercise Price | Amount (*) |
|---|---|---|---|
| August 3, 2004 | 600,000 | $0.50 | $        108,000 |
| August 18, 2004 | 2,275,533 | 1.25 | 500,617 |
| July 22, 2005 | 2,168,727 | 1.35 | 650,618 |
| November 20, 2008 | 5,882,353 | 2.50 | 5,823,530 |
| | 10,926,613 | $1.90 | $     7,082,765 |

(*) Black-Scholes valuation

5.   STOCK OPTIONS

The following summarizes the stock option activity during the period:

| | Number of Options | Weighted Ave. Exercise Price |
|---|---|---|
| Balance, August 31, 2003 (audited) | 3,133,497 | $        0.79 |
| Exercised during the period | (332,500) | 0.63 |
| Granted during the period | 4,147,499 | 1.65 |
| Balance, March 31, 2004 (unaudited) | 6,948,496 | $        1.31 |

The Company has a stock option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 8,500,000 common shares in the aggregate, and with respect to any one optionee, to 5% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years.

Effective January 21, 2004, all options granted under the Plan will vest and become exercisable immediately.

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

5.  STOCK OPTIONS (Continued)

As of March 31, 2004, the following options to acquire common shares were outstanding:

| Expiry Date | Number of Options | Exercise Price ($) |
|---|---|---|
| July 11, 2007 | 665,000 | 0.38 |
| September 16, 2007 | 132,000 | 0.40 |
| September 16, 2007 | 132,000 | 0.60 |
| September 16, 2007 | 132,000 | 0.80 |
| February 4, 2008 | 1,289,997 | 1.00 |
| April 23, 2008 | 225,000 | 1.00 |
| July 2, 2008 | 100,000 | 1.00 |
| July 23, 2008 | 75,000 | 1.10 |
| July 25, 2008 | 50,000 | 1.35 |
| September 22, 2008 | 2,150,000 | 1.62 |
| October 21, 2008 | 400,000 | 1.65 |
| November 17, 2008 | 50,000 | 1.95 |
| December 11, 2008 | 185,000 | 1.57 |
| December 22, 2008 | 1,362,499 | 1.70 |
|  | 6,948,496 | 1.31 |

6.  STOCK OPTION COMPENSATION ADJUSTMENT

During the seven months ended March 31, 2004, 4,147,499 stock options were issued to directors, officers and consultants of the Company.

A summary of the options granted and value attributed to them are as follows:

(i)      2,150,000 stock options exercisable at $1.62 and expire September 23, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 2,150,000 stock options was $2,279,000.

(ii)     400,000 stock options exercisable at $1.65 and expire October 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 400,000 stock options was $432,000.

(iii)    50,000 stock options exercisable at $1.95 and expire November 17, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 50,000 stock options was $64,000.

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

6.  STOCK OPTION COMPENSATION ADJUSTMENT (continued)

    (iv)    185,000 stock options exercisable at $1.57 and expire December 11, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 185,000 stock options was $190,550.

    (v)    1,362,499 stock options exercisable at $1.70 and expire December 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 1,362,499 stock options was $1,512,374.

The Black-Scholes valuation for the above mentioned stock options was expensed in the statement of operations.

## CONTRIBUTED SURPLUS

Included in contributed surplus are the following valuations regarding stock and compensation options:

| Expiry Date | Number of Options | Exercise price ( $) | Amount (*) ($) |
|---|---|---|---|
| July 22, 2005 | 227,272 | 1.35 | 179,545 |
| October 15, 2007 | 200,000 | 0.55 | 39,000 |
| February 4, 2008 | 350,000 | 1.00 | 108,500 |
| April 23, 2008 | 175,000 | 1.00 | 47,250 |
| July 23, 2008 | 75,000 | 1.10 | 19,124 |
| September 22, 2008 | 2,150,000 | 1.62 | 2,279,000 |
| October 21, 2008 | 400,000 | 1.65 | 432,000 |
| November 17, 2008 | 50,000 | 1.95 | 64,000 |
| December 11, 2008 | 185,000 | 1.57 | 190,550 |
| December 22, 2008 | 1,362,499 | 1.70 | 1,512,374 |
| | 5,174,771 | | 4,871,343 |

(*) Black-Scholes valuation

7.  INCOME TAXES

The estimated taxable income for the period is nil. Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

For further information on the Company's actual losses for tax purposes, refer to Note 7 of the August 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

# DESERT SUN MINING CORP.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Seven Months Ended March 31, 2004

8.      BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted loss per share is calculated using the treasury method and reflects the maximum possible dilution from the potential exercise of stock options and warrants.  Diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

9.      RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)      Management and administrative services expense includes $ 52,500 (2003 - $ 45,000), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b)      Various directors, officers and companies controlled by directors and/or officers of Desert Sun were paid $ 616,079 (2003 - $ 359,148) in service fees and bonuses during the period.  The service fees are subject to consultant agreements.  The related parties are also reimbursed for out-of-pocket expenses relating to the business of Desert Sun.

(c)      Desert Sun shares its premises with other companies that have common directors.  Desert Sun is reimbursed by the related companies for their proportional share of the expenses.

(d)      An officer and director of the Company is a director of VVI.

10.      OTHER EVENTS

During the period, the Company received regulatory approval to change its year end to December 31, 2004. Accordingly, the Company has reported on the operations for the four and seven months ended March 31, 2004, while comparative results are for the three and six months ended February 28, 2003.

11.      COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

# FORM 52-109FT2

# CERTIFICATION OF INTERIM FILINGS
# DURING TRANSITION PERIOD

I Stan Bharti, the President and Chief Executive Officer of Desert Sun Mining Corp., certify that:

1.  I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Desert Sun Mining Corp. for the interim period ending March 31, 2004;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 13, 2004

/s/ Stan Bharti


Stan Bharti
President and Chief Executive Officer

# FORM 52-109FT2

## CERTIFICATION OF INTERIM FILINGS
## DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of Desert Sun Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Desert Sun Mining Corp. for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 13, 2004

/s/ Stephen Woodhead

Stephen Woodhead
Chief Financial Officer



**BRITISH COLUMBIA SECURITIES COMMISSION**

DESERT SUN MINING CORP.
Form 51-901F
March 31, 2004

---

*Issuer Details*

| | | DATE OF REPORT |
|---|---|---|
| NAME OF ISSUER | FOR THE QUARTER ENDED | MM/DD/YY |
| DESERT SUN MINING CORP. | March 31, 2004 | May 13, 2004 |

| ISSUER ADDRESS | | | | |
|---|---|---|---|---|
| 65 QUEEN STREET WEST, SUITE #810 | | | | |

| CITY          PROVINCE | POSTAL-CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|
| TORONTO  ONTARIO | M5H 2M5 | (416) 861 - 8165 | (416) 861 - 0341 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| STEPHEN WOODHEAD | CFO | (416) 861 - 5882 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| swoodhead@desertsunmining.com | www.desertsunmining.com |

**CERTIFICATE**

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| | | DATE SIGNED |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "STAN BHARTI" | "STAN BHARTI" | May 13, 2004 |

| | | DATE SIGNED |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "GERALD MCCARVILL" | "GERALD MCCARVILL" | May 13, 2004 |

| | | DATE SIGNED |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "PETER BOJTOS" | "PETER BOJTOS" | May 13, 2004 |

| | | DATE SIGNED |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "DR. WILLIAM PEARSON" | "DR. WILLIAM PEARSON" | May 13, 2004 |

| | | DATE SIGNED |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "KEN TAYLOR" | "KEN TAYLOR" | May 13, 2004 |

| | | |
|---|---|---|
| DIRECTORS SIGNATURE | PRINT FULL NAME | MM/DD/YY |
| "NANCY McINERNEY - LACOMBE" | "NANCY McINERNEY - LACOMBE" | May 13, 2004 |

**DESERT SUN MINING CORP.**
Form 51-901F, Schedule B: Supplementary Information
March 31, 2004

**For the period ending March 31, 2004**

1. **Analysis of significant operating expenses**

|  | $ |
| --- | --- |
| **Office expenses , setup & general and administrative expenses** | |
| Telephone | 19,603 |
| Office rent | 30,841 |
| Bank charges | 2,889 |
| Insurance | 66,504 |
| Fees and taxes | 9,061 |
| Postage, repairs and maintenance and general office expenses | 36,209 |
| | **165,107** |

MINING INTERESTS

|  | $ |
| --- | --- |
| **Jacobina Mine** | |
| Open, August 31, 2003 (audited) | 3,147,498 |
| Option payment | 5,000,000 |
| Travel | 28,104 |
| Access roads | 78,825 |
| Geologists/Consultants' fees | 275,857 |
| Feasibility studies | 152,109 |
| Drilling and assaying | 1,675,143 |
| Preproduction costs | 390,897 |
| Office and administration | 204,211 |
| Close, March 31, 2004 (unaudited) | 10,952,644 |

2. Analysis of related party transactions.

Refer to Note 9 of the unaudited financial statements as of March 31, 2004

**DESERT SUN MINING CORP.**
**Form 51-901F, Schedule B: Supplementary Information**
March 31, 2004

3. Summary of securities issued during the period

    (a) Summary of securities issued during the period

    See Note 3 of the unaudited financial statements as of March 31, 2004

    (b) Summary of options granted during the period

| Date | Number | Name of Option | Exercise Price $ |
|---|---|---|---|
| Sep 23, 2008 / Dec 22, 2008 | 1,000,000 | Stan Bharti | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 600,000 | Gerry McCarvill | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 183,333 | Ken Taylor | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 183,333 | Peter Bojtos | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 350,000 | Bill Pearson | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 125,000 | Kam Gill | 1.62 & 1.70 |
| Sep 23, 2008 | 200,000 | Kurt Menchen | 1.62 |
| Sep 23, 2008 / Dec 22, 2008 | 150,000 | Tony Wonnacott | 1.62 & 1.70 |
| Sep 23, 2008 / Dec 22, 2008 | 150,000 | Steve Woodhead | 1.62 & 1.70 |
| Sep 23, 2008 | 150,000 | Michael Baybak | 1.62 |
| Sep 23, 2008 / Dec 22, 2008 | 183,333 | Nancy Mcinerney-Lacombe | 1.62 & 1.70 |
| Sep 23, 2008 | 50,000 | Mauricio Coletti | 1.62 |
| Sep 23, 2008 | 50,000 | Anselmo Rubio | 1.62 |
| Sep 23, 2008 / Dec 22, 2008 | 125,000 | John Carlesso | 1.62 & 1.70 |
| Oct 22, 2008 | 400,000 | Peter Tagliamonte | 1.65 |
| Dec 11, 2008 | 50,000 | John Vettesse | 1.57 |
| Dec 11, 2008 | 60,000 | Mark Brennan | 1.57 |
| Dec 11, 2008 | 25,000 | Marco Moherdaui | 1.57 |
| Dec 11, 2008 | 100,000 | Terrance Orselin | 1.57 |
| Dec 22, 2008 | 12,500 | Andre Bharti | 1.70 |
| | 4,147,499 | | |

4. Summary of securities as at the end of the reporting period

    (a) Description of share capital

    Authorized - unlimited common shares without par value

    (b) Number and recorded value of share capital

    57,176,543 common shares valued at $44,709,660

    (c) Summary of options and warrants at period end

    Options

Refer to Note 5 of the unaudited financial statements as of March 31, 2004

**DESERT SUN MINING CORP.**
**Form 51-901F, Schedule B: Supplementary Information**
January 0, 1900


Warrants


Refer to Note 4 of the unaudited financial statements as of March 31, 2004


(d) Number of shares in each class of shares subject to escrow or pooling agreements


None


5.  List of names of the directors and officers

Stan Bharti
Gerald McCarvill                          Kam Gill
Ken Taylor                                Kurt Menchen
Peter Bojtos                              Tony Wonnacott
William Pearson                           Steve Woodhead
Nancy McInerney-Lacombe                   John Carlesso
Peter Tagliamonte

# DESERT SUN MINING CORP.
## Management's Discussion and Analysis
*(All amounts stated in Canadian dollars, rounded to the nearest thousand, unless otherwise indicated)*

Management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements as well as the Consolidated Annual Financial Statements for the fiscal year ended August 31, 2003, and is intended to provide the reader with a review of the factors that affected the Company's performance during the four and seven month periods ending March 31, 2004 and those factors reasonably expected to impact on future operations and results.

**Change in the ending date of Financial Year**

Desert Sun Mining Corp. has changed its financial year-end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC"), is required to have a year-end of December 31. As JMC holds a 100% interest in the Jacobina gold mine, Desert Sun's sole project, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company intends to implement this change immediately by having a transition year of 16 months and a second interim period covering four and seven months (ended March 31, 2004), with the last day of the transition year being December 31, 2004.

**Overview**

Desert Sun Mining Corp. ("Desert Sun" or the "Company") is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company's principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol **DSM** and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol **DRT**.

**Results of Operations**

On a consolidated basis, Desert Sun recorded a net loss from operations of $5,116,000 in the four months ended March 31, 2004, or 9 cents per share, compared with a net loss in the first quarter of $835,000, or 2 cents per share. Included in the loss from operations in the second quarter is a non-cash compensation expense of $4,478,000, attributable to options issued to directors, officers, employees and consultants during the seven months (and which vested during the second quarter) as valued in terms of the Black-Scholes option pricing model. (The assumptions applied included an expected dividend yield of 0%, expected volatility of 78%, a risk-free interest rate of 4.0% and an expected life of five years.) The net loss from operations in the four months, excluding this book entry was $638,000, comprising general and administration expenses of $857,000 and interest received on cash invested of $219,000. Ongoing head office cash expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to be in the range of $500,000 to $600,000 per quarter.

In the four months ended March 31, 2004, Desert Sun invested $1.8 million in the acquisition, exploration and development of the Jacobina property, compared with $6 million in the three months ended November 30, 2003. Expenditure in the first quarter included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

The principal component of the exploration program is the drilling program, which cost $1.4 million during the four months. For further information on the nature of the exploration and development expenditure, please refer to note 2 of the financial statements.

Significant operating expenses were as follows:

***Management and administrative services,*** of $428,000 in the four months ended March 31, 2004, compared with $241,000 in the three months ended November 30, 2003, included bonuses paid upon the achievement of important milestones of $215,000 ($110,000 in the first quarter). Also included in the above is $30,000 ($23,000) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in management costs is in line with the growth in the Company, along with the development of the Jacobina project; with additional staff being added as well as increased time commitments by existing members.

***Investor relations and shareholders information, together with related Consulting fees,*** of $224,000 (three months ended November 31, 2003: $127,000) and $nil (three months ended November 31, 2003: $247,000) respectively in the four months ended March 31, 2004, relate to a sustained campaign to increase awareness of the Company and its project both in North America and Europe. Activities during the period included attendance at trade shows, internet based advertising, and reports in the printed media. The largest single expense related to the preparation of the annual report ($53,000). The consulting fees are not expected to reoccur in the foreseeable future. Consulting fees in 2003 included $42,000, calculated to be the fair value of the options granted to consultants in that period.

***Travel and entertainment*** costs amounted to $45,000 in the four months under review (three months ended November 31, 2003: $119,000) and are due principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and raise the necessary finance for its ongoing activities.

***Office and miscellaneous*** costs were $54,000 during the four months ended March 31, 2004, compared with $112,000 in the first quarter of fiscal 2004 which included an annual insurance payment of $43,000. Additional expenses are expected during the third quarter as the expansion of the Toronto office is completed. Desert Sun shares its premises with other companies that have common directors and as a result, the costs related to the expansion of the Toronto office have been reduced as the Company is reimbursed by these other companies for their proportional share of the expenses.

**Technical Update**

**PREPRODUCTION UPDATE**

The dewatering of the Joáo Belo Mine, from which the bulk of planned production will come, has been completed. Underground services are being installed to accommodate the mechanized equipment, and some minor slashing of access areas will soon be taking place. The main haulage drifts to the Joáo Belo mine are being rehabilitated, with crews removing track and ties from the previous haulage system in preparation for the new truck haulage system. The Mine Complex repair and upgrading is advancing well in preparation for the start of operation activities, including the installation of telephone and internet service and the rehabilitation of the main mine transformer sub-station. Technical inspections of the production facility and mill have been completed, and final negotiations are taking place with major equipment suppliers for the mechanized equipment fleet. Engineering and Planning has commenced for the initial mining stopes.

The Company has hired Mr. Rodrigo Costa as Metallurgical Plant Manager and he is working on site with GEST and SNC Lavalin. Mr. Costa is a Brazilian who earned his Masters Degree in metallurgy at Queens University in Kingston, Ontario, Canada and has 8 years experience in gold mine mill processing.

Desert Sun has entered into an agreement with Lakefield Geosol Laboratorios Ltda. to design, commission and operate an independent laboratory for analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina mine site. All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model, which is ISO 9001:2000 compliant. Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification. Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte. Lakefield Geosol Laboratorios Ltda. is a joint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories. Clients in Brazil include Companhia Vale do Rio Doce (CVRD) one of the largest integrated mining, smelting and manufacturing companies in the world. Quality is continually monitored via regular proficiency and inter-laboratory tests.

**EXPLORATION UPDATE**

Desert Sun is conducting a significant exploration program in 2004, which includes over 40,000 metres of diamond drilling. The program is focused on substantially increasing the mineral reserves in the main production areas (Joáo Belo Norte and Basal Reef-Cuscuz) and exploring several new targets identified in the 2003 drill program, most notably the Morro do Vento, Canavieiras, and Joáo Belo Sul areas. The Company currently has 10 surface diamond drills and four underground drills at the site.

Drilling at Morro do Vento continues to confirm the potential to outline a large open pittable mineral resource. The target Intermediate reef package at Morro do Vento is consistently about 60 to 70 metres wide and extends along the full 2km strike length with extensive garimpos (free miner workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal. Desert Sun is accelerating drilling to complete sufficient holes across the full two kilometer target zone to outline a mineral resource that meets CIM standards for a pre-feasibility study. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina.

Significant exploration work is also in progress at several other targets, notably the Joáo Belo Sul-Joáo Belo Norte, Canavieras and Basal Reef (Itapicuru). At Canavieiras, recent drill results continue to confirm the excellent potential for outlining a significant mineral resource that could be readily accessed from the existing workings. Highlights of this drilling included hole CAN-21 which intersected 8.47 g Au/t over a core length of 13.02m (8.07 g Au/t with highs cut to 30 g/t; true width 5-10m). The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t. DSM work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300 metres thick.

Desert Sun is also conducting a major exploration program along the wholly-owned 110+ kilometre long Bahia Gold Belt. This belt includes a 75+ kilometre strike length of the Serra do Córrego Formation conglomerates, which hosts the existing mines and the already-identified 14,802,000 tonnes at 2.86 g Au/t containing 1.36 million ounces measured and indicated mineral resource and 29,487,000 tonnes at 2.62 g Au/t containing 2.47 million ounces inferred mineral resource on less than 10% of the property

**Financial Conditions, Liquidity and Capital Resources**

As at March 31, 2004 Desert Sun had cash and equivalents totaling $29.4 million and no debt. The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations. The principal source of cash for use in operations has been from the issue of common shares.

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. In November 2003 Desert Sun raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc.

The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

**Accounting Standards**

Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company's asset base, shareholders' equity, and loss from operations would be materially different.

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense has been recorded for the four and seven months ended March 31, 2004 for awards granted (and vested) in this period.

## Uncertainties and Risk Factors

Desert Sun's primary objectives are the development of the Jacobina Mine and the exploration of the Bahia Gold Belt. Instability in the market price of gold may affect interest in resource properties and the development of and production from such properties. In the absence of cash flow from operations, Desert Sun relies on the capital markets to fund its operations. The ongoing exploration and successful development of the Jacobina Mine will require additional financing. There can be no assurance that adequate funding will be available, or available under terms favourable to the Company.

The Company's operations are subject to all the hazards and risks normally incident to the exploration, development and mining of resource deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of them may impede the development of a deposit or render it uneconomic.

For a more complete description of the uncertainties and risk factors facing the Company, please refer to Management's Discussion and Analysis of the audited annual financial statements for the year ended August 31, 2003.

**Outlook**

The company remains on target to be in production by early 2005, and producing at a steady state rate of at least 100,000 ounces per year by the second quarter of 2005.

Orders for the mechanized equipment are expected to be confirmed with major equipment suppliers during the third fiscal quarter; and potentially include finance terms which are the subject of ongoing negotiations.

SNC Lavalin completed a Feasibility Study for Desert Sun in September 2003, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold. A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce and a Real to US$ exchange rate of 3:1, the mine can be in production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US$189 per ounce.

**Forward-looking Statements**

The Interim Report, including this MD&A, contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Uncertainties and Risk Factors section of the Management's Discussion & Analysis for the year ended August 31, 2003. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a variety of reasons.

**May 11, 2004**

**NATIONAL INSTRUMENT 62-103**
**REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4**

Report for the period ending March 31, 2004.

(a)      Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b)      Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 1,529,500 units of Desert Sun Mining (the "Reporting Issuer"). For the period March 1, 2004 through March 31, 2004 Acuity acquired 1,529,500 units of the Reporting Issuer, representing 2.68% of the outstanding units of the Reporting Issuer.

(c)      Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

6,028,500 units of the Reporting Issuer representing 10.54% of the outstanding units of the Reporting Issuer.

(d)      Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i)  the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii)  the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii)  the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

6,028,500 units of the Reporting Issuer representing 10.54% of the outstanding units of the Reporting Issuer.

(e)     The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer.  Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f)     The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g)     The names of any joint actors in connection with the disclosure required by
Appendix G of National Instrument 62-103:

Not applicable.

(h)     If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i)     A statement that the person or company is eligible to file reports under Part 4 of
National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103.  Neither Acuity nor any of its managed accounts presently intend to:

(1)     Make a formal take-over bid for securities of the Reporting Issuer, or

(2)     Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

*Signed "George Henry"*
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc. Eligible Institutional Investor

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Desert Sun Mining Corp. -- SEC File No. 000-29610</u>
(Registrant)

Date: <u>June 03, 2004</u>      By <u>/s/ Stan Bharti</u>
                 Stan Bharti, President/CEO/Director